Exhibit (d)(1)

TRANSACTION AGREEMENT

among

WORLD POINT TERMINALS, LP,

WORLD POINT TERMINALS, INC.,

and

WPT GP, LLC

DATED AS OF JUNE 1, 2017

TABLE OF CONTENTS

article I Definitions		2

1.1	Certain Defined Terms	2
1.2	Interpretation	8

article II The Transactions		10

2.1	The Offer	10
2.2	Partnership Actions	12
2.3	Schedule 13E-3	12
2.4	The Buyout.	13
2.5	Withholding Taxes	16
2.6	Treatment of Equity-Based Awards; Termination of Partnership Incentive Plan	16

article III Representations and Warranties of the Partnership and the General Partner		17

3.1	Organization, Good Standing and Corporate Power	17
3.2	Authority	17
3.3	Non-Contravention; Governmental Approvals	18
3.4	Information Supplied	19
3.5	Opinion of Financial Advisor	19
3.6	Brokers and Other Advisors	19
3.7	No Other Representations or Warranties	19

article IV Representations and Warranties of Purchaser		19

4.1	Organization, Good Standing and Corporate Power	19
4.2	Ownership of Units	20
4.3	Authority	20
4.4	Non-Contravention; Governmental Approvals	20
4.5	Information Supplied	21
4.6	Brokers and Finders	21
4.7	Available Funds	21
4.8	No Other Representations or Warranties	22

article V Covenants		22

5.1	Conduct of Business	22
5.2	Partnership Adverse Recommendation Change	23
5.3	Consummation of the Transactions	24
5.4	Public Announcements	25
5.5	Access to Information	25

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5.6	Indemnification and Insurance	25
5.7	Fees and Expenses	26
5.8	Section 16 Matters	26
5.9	Termination of Trading and Deregistration	26
5.10	Conflicts Committee	27
5.11	Tax Matters	27
5.12	Takeover Statutes	27
5.13	Notification of Certain Matters	27
5.14	Transaction Litigation	27
5.15	Distributions	27

article VI Conditions		28

6.1	Conditions to Each Party’s Obligation to Effect the Buyout	28

article VII Termination		28

7.1	Termination	28
7.2	Effect of Termination	30

article VIII Miscellaneous and General		30

8.1	No Survival.	30
8.2	Amendment or Supplement	30
8.3	Extension of Time, Waiver, Etc.	31
8.4	Assignment	31
8.5	Counterparts	31
8.6	Entire Understanding; No Third-Party Beneficiaries	31
8.7	Governing Law; Jurisdiction; Waiver of Jury Trial	32
8.8	Specific Performance	32
8.9	Notices	33
8.10	Severability	34
8.11	Non-Recourse	34

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TRANSACTION AGREEMENT

THIS TRANSACTION AGREEMENT (this “Agreement”), dated as of June 1, 2017, is among World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), World Point Terminals, Inc., a Delaware corporation (“Purchaser”), and WPT GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

RECITALS

WHEREAS, Purchaser and its Affiliates collectively beneficially own 25,666,176 common units of the Partnership (“Units”), representing approximately 73.6% of the total Units issued and outstanding as of the date hereof;

WHEREAS, the General Partner is a wholly owned subsidiary of Purchaser;

WHEREAS, pursuant to Section 15.1(a) of the Partnership Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of the Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at a price equal to the Formula Price, as determined in accordance with Section 15.1(a) of the Partnership Agreement, and upon the terms and subject to the conditions set forth therein (the “Buyout Right”);

WHEREAS, Purchaser has delivered to the Partnership a proposal for a potential acquisition by Purchaser of all of the issued and outstanding Units not already owned by Purchaser or its Affiliates, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, (a) Purchaser will commence a tender offer (such tender offer, as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all of the issued and outstanding Units not already beneficially owned by Purchaser or its Affiliates, at a price per Unit equal to the Offer Price (as defined herein), net to the seller in cash, without interest thereon, and (b) following the consummation of the Offer, (i) the General Partner will assign and transfer to Purchaser the Buyout Right, in its entirety, in accordance with Section 15.1(a) of the Partnership Agreement, and (ii) Purchaser will exercise the Buyout Right to purchase all of the remaining Units not tendered pursuant to the Offer that are held by Persons other than the General Partner and its Affiliates pursuant to Section 15.1(a) of the Partnership Agreement (the “Buyout” and, together with the Offer, the “Transactions”), at a price per Unit equal to the Offer Price, net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “GP Board”) has unanimously (a) determined that this Agreement, the Transactions and the other transactions contemplated hereby are in the best interests of, and fair and reasonable to, the Partnership Group and the holders of Units other than

Purchaser, the General Partner or any of their respective Affiliates (collectively, the “Unaffiliated Unitholders”), (b) approved and declared advisable this Agreement, the Transactions and the other transactions contemplated hereby and (c) recommended that the GP Board (i) approve this Agreement, the Transactions and the other transactions contemplated hereby and (ii) recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer;

WHEREAS, the GP Board, acting upon the unanimous recommendation of the Conflicts Committee, has (i) determined that this Agreement, the Transactions and the other transactions contemplated hereby are fair to and not adverse to the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved and declared advisable this Agreement, the Transactions and the other transactions contemplated hereby and (iii) resolved to recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer;

WHEREAS, the Board of Directors of Purchaser (the “Purchaser Board”), acting upon the unanimous recommendation of a special committee formed by the Purchaser Board to consider the advisability of the Transactions on behalf of Purchaser (the “Purchaser Special Committee”), has (i) determined that this Agreement, the Transactions and the other transactions contemplated hereby are fair to and in the best interests of Purchaser and (ii) approved and declared advisable this Agreement and the consummation of the Transactions and the other transactions contemplated hereby; and

WHEREAS, Purchaser, as the sole member of the General Partner, has (i) determined that this Agreement, the Transactions and the other transactions contemplated hereby are fair to and in the best interests of the General Partner and (ii) approved and declared advisable this Agreement and the consummation of the Transactions and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

article I
Definitions

1.1          Certain Defined Terms. For purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:

“Acceptance Time” has the meaning set forth in Section 2.1(e).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. As used herein, “control” means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a Person, whether through ownership of voting securities, by contract or otherwise (it being understood that, except as otherwise expressly provided herein, each of CPT, PAN, Apex and their respective Subsidiaries shall be deemed to be an Affiliate of Purchaser and the General Partner for purposes of this Agreement).

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“Agreement” has the meaning set forth in the preamble.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, in each case including the rules and regulations promulgated thereunder, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Apex” means Apex Oil Company, Inc., a Missouri corporation.

“Book-Entry Units” has the meaning set forth in Section 2.4(c).

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by applicable Law to be closed.

“Buyout” has the meaning set forth in the Recitals.

“Buyout Assignment” has the meaning set forth in Section 2.4(a).

“Buyout Price” has the meaning set forth in Section 2.4(b).

“Buyout Record Date” means the Business Day immediately preceding the Reference Date, which Business Day shall be selected by the General Partner as the Record Date for the Buyout in accordance with the Partnership Agreement.

“Buyout Right” has the meaning set forth in the Recitals.

“Certificates” has the meaning set forth in the Partnership Agreement.

“Closing Date” has the meaning set forth in Section 2.4(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Conflicts Committee” has the meaning set forth in the Recitals.

“Conflicts Committee Financial Advisor” has the meaning set forth in Section 3.6.

“Conflicts Committee Recommendation” has the meaning set forth in Section 3.2(b).

“Contract” means any contract, purchase order, license, sublicense, lease, sublease, franchise, warranty, option, warrant, guaranty, indenture, note, bond, mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten.

“CPT” means CPT 2010, LLC, a Missouri limited liability company.

“Current Market Price” has the meaning set forth in the Partnership Agreement.

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“Depositary” means Computershare Trust Company, N.A., in its capacity as the depositary in connection with the Offer.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Fund” has the meaning set forth in Section 2.4(c).

“First Outside Date” has the meaning set forth in Section 7.1(b).

“Formula Price” means an amount equal to the greater of (i) the Current Market Price of the Units as of the date that is three (3) Business Days prior to the Reference Date and (ii) the highest price paid by the General Partner or any of its Affiliates for any Units purchased during the 90-day period preceding the Reference Date.

“GAAP” means generally accepted accounting principles in the United States.

“General Partner” has the meaning set forth in the preamble.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, whether federal, state, local, tribal, domestic, foreign or multinational.

“GP Board” has the meaning set forth in the Recitals.

“GP Board Recommendation” has the meaning set forth in Section 3.2(c).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Person” means any Person who is now, or has been or becomes at any time prior to the Closing Date, an officer, director or employee of the Partnership or any of its Subsidiaries or the General Partner and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the Partnership or the General Partner or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators.

“Initial Expiration Date” has the meaning set forth in Section 2.1(b).

“Law” means any law, statute, constitution, fundamental principle of common law, ordinance, rule, regulation, code, injunction, order, judgment, settlement, ruling, decree, directive, code, writ, binding case law, governmental guideline or interpretation having the force of law or legally enforceable requirement issued, enacted, adopted, promulgated, implemented or otherwise put in effect by or under the authority of any Governmental Authority.

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“Lien” means any pledge, lien, charge, mortgage, encumbrance, option, right of first refusal or other preferential purchase right, adverse claim and interest, or security interest of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions).

“Limited Partner Interests” has the meaning set forth in the Partnership Agreement.

“Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Partnership or any of its Subsidiaries), is or would reasonably be expected to (a) be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Partnership and its Subsidiaries, taken as a whole; provided, however, that the determination of whether a Material Adverse Effect shall have occurred pursuant to this clause (a) shall not take into account any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof to the extent resulting from (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date hereof, (iii) changes or conditions that generally affect the industry and market in which the Partnership and its Subsidiaries operate, including changes in interest rates or foreign exchange rates, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) the announcement or pendency of this Agreement or the transactions contemplated hereby, (vi) any change in the market price or trading volume of the Units, (vii) any legal proceedings commenced by or involving any current or former holder of Units (on behalf of the holder or the Partnership) arising out of or related to this Agreement or the Transactions, or (viii) any failure of the Partnership to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period, except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Partnership and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Partnership and its Subsidiaries operate, or (b) prevent, materially delay or impair the ability of the Partnership, the General Partner or other Affiliates of Purchaser to consummate the transactions contemplated hereby or comply with their respective obligations under this Agreement.

“Material Contract” means any Contract that would be required to be filed by the Partnership as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

“Maximum Amount” has the meaning set forth in Section 5.6(b).

“Minimum Quarterly Distribution” has the meaning set forth in the Partnership Agreement.

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“Minimum Tender Condition” has the meaning set forth in Annex I hereto.

“Notice of Election to Purchase” has the meaning set forth in Section 2.4(b).

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning set forth in the Recitals.

“Offer Conditions” has the meaning set forth in Section 2.1(a).

“Offer Documents” has the meaning set forth in Section 2.1(f).

“Offer Price” means (a) an amount per Unit equal to $17.30, in cash, without interest thereon, or (b) if the Offer is amended in accordance with the terms of this Agreement such that a different amount per Unit is paid pursuant to the Offer, such different amount.

“Organizational Documents” means, as to any Person, any charter, certificate of incorporation, articles of association, bylaws, partnership agreement, operating agreement or similar formation or governing documents and instruments of such Person.

“Outstanding” has the meaning set forth in the Partnership Agreement.

“PAN” means PAN Group, L.L.C., a Delaware limited liability company.

“Partnership” has the meaning set forth in the preamble.

“Partnership Adverse Recommendation Change” has the meaning set forth in Section 5.2(a).

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of World Point Terminals, LP, dated as of August 14, 2013, as amended.

“Partnership Group” has the meaning set forth in the Partnership Agreement.

“Partnership Incentive Plan” means the 2013 Partnership Long-Term Incentive Plan, as amended from time to time and including any successor or replacement plan or plans.

“Partnership Register” has the meaning set forth in the Partnership Agreement.

“Paying Agent” has the meaning set forth in Section 2.4(c).

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Proceeding” means any actual or threatened claim (including a claim of a violation of Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or

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other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Purchase Date” has the meaning set forth in the Partnership Agreement.

“Purchaser” has the meaning set forth in the preamble.

“Purchaser Board” has the meaning set forth in the Recitals.

“Purchaser Special Committee” has the meaning set forth in the Recitals.

“Record Holder” has the meaning set forth in the Partnership Agreement.

“Reference Date” means the date on which the Notice of Election to Purchase is mailed to the Record Holders of the Units as of the Buyout Record Date pursuant to Section 2.4(b).

“Record Date” has the meaning set forth in the Partnership Agreement.

“Representatives” has the meaning set forth in Section 5.5.

“Restraints” has the meaning set forth in Section 6.1(a).

“Restricted Unit” has the meaning set forth in the Partnership Incentive Plan.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“Schedule 13E-3” has the meaning set forth in Section 2.3.

“Schedule 14D-9” has the meaning set forth in Section 2.2(a).

“SEC” means the Securities and Exchange Commission.

“Second Outside Date” has the meaning set forth in Section 7.1(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” when used with respect to any Person, means any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partner interests or, in the case of a limited liability company, the managing member) are, as of such

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date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such party; provided, however, that, except as otherwise expressly provided herein, for purposes of this Agreement, the Partnership, the General Partner and their respective Subsidiaries shall not be deemed to be Subsidiaries of Purchaser or any of its Subsidiaries.

“Takeover Statutes” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under state or federal law.

“Tax” means all forms of taxation or duties imposed by any Governmental Authority, or required by any Governmental Authority to be collected or withheld, including charges, together with any related interest, penalties and other additional amounts.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Agent” has the meaning set forth in Section 2.4(b).

“UAR Cancellation Agreement” means that certain UAR Cancellation Agreement, dated as of the date hereof, by and between the Partnership and the holder of all of the UARs outstanding as of the date hereof.

“Unaffiliated Unitholders” has the meaning set forth in the Recitals.

“Unit” has the meaning set forth in the Recitals.

“Unit Appreciation Right” or “UAR” has the meaning set forth in the Partnership Incentive Plan.

1.2          Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a)          the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b)          examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c)          the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

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(d)          all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e)          the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or”;

(f)          a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(g)          all references to prices, values or monetary amounts refer to United States dollars;

(h)          wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(i)          this Agreement has been jointly prepared by the parties, and this Agreement will not be construed against any Person as the principal draftsperson of this Agreement or thereof and no consideration may be given to any fact or presumption that any party had a greater or lesser hand in drafting this Agreement;

(j)          each covenant, term and provision of this Agreement will be construed simply according to its fair meaning; prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement will not be used as an aid of construction or otherwise constitute evidence of the intent of the parties and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of such prior drafts;

(k)          the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(l)          any references herein to a particular Section, Article, Schedule or Annex means a Section or Article of, or Schedule or Annex to, this Agreement unless otherwise expressly stated herein;

(m)        the Schedules attached hereto are incorporated herein by reference and will be considered part of this Agreement;

(n)        unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(o)         all references to days mean calendar days unless otherwise provided; and

(p)         all references to time mean New York, New York time.

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article II
The Transactions

2.1          The Offer.

(a)          Provided that this Agreement shall not have been validly terminated in accordance with its terms, as promptly as practicable, but no later than five (5) Business Days, after the date of this Agreement, Purchaser shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer. The obligations of Purchaser to accept for payment, and pay for, any Units validly tendered and not properly withdrawn pursuant to the Offer are subject only to the conditions set forth in Annex I (the “Offer Conditions”).

(b)          The initial scheduled expiration time of the Offer shall be midnight, New York City time, on the 20th Business Day (calculated as set forth in Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Date”). Purchaser shall not terminate or withdraw the Offer other than in connection with the termination of this Agreement in accordance with its terms. In the event that this Agreement is validly terminated pursuant to its terms, Purchaser shall promptly withdraw and terminate the Offer (and promptly after any termination or withdrawal of the Offer, Purchaser shall return, and shall cause any depository acting on behalf of Purchaser to return, all tendered Units to the Record Holders thereof, in accordance with the terms of the Offer and applicable Law). Purchaser may waive any condition to the Offer, in whole or in part, or modify the terms of the Offer; provided, however, that except as otherwise expressly provided in this Agreement, without the consent of the GP Board (acting upon the recommendation of the Conflicts Committee), Purchaser shall not (i) reduce the number of Units subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) waive or amend the Minimum Tender Condition, (iv) except as otherwise provided in Section 2.1(c) and Section 2.1(d), extend the Offer, (v) add to the Offer Conditions or impose any other conditions to the Offer or (vi) otherwise amend, modify or supplement the terms of the Offer in any manner adverse in any material respect to the Unaffiliated Unitholders.

(c)          Notwithstanding anything to the contrary in this Agreement, (i) Purchaser shall extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (ii) if, on the Initial Expiration Date, any of the Offer Conditions shall not have been satisfied (or waived by Purchaser if permitted hereunder), Purchaser shall, upon the Partnership’s request, extend the Offer for a period of up to ten (10) days (or for such longer period as may be mutually agreed by the GP Board (acting upon the recommendation of the Conflicts Committee) and Purchaser); provided, however, that Purchaser shall not be required to extend the Offer beyond the First Outside Date.

(d)          Purchaser may, in its sole discretion, extend the Offer for one or more successive periods of up to ten (10) Business Days each (or for such longer period as may be mutually agreed by the GP Board (acting upon the recommendation of the Conflicts Committee) and Purchaser) if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any of the Offer Conditions shall not have been satisfied (or waived by Purchaser if permitted hereunder), until the termination of this Agreement pursuant to Section 7.1. Purchaser shall not extend the Offer if all of the Offer Conditions are satisfied (or waived by

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Purchaser if permitted hereunder) and Purchaser is permitted under applicable Law to accept for payment and pay for tendered Units.

(e)          On the terms set forth in this Agreement and subject only to the Offer Conditions, Purchaser shall, promptly after the expiration of the Offer, as required by Rule 14e-1 of the Exchange Act, accept for payment and pay for all Units validly tendered and not properly withdrawn pursuant to the Offer (the time of such acceptance, the “Acceptance Time”). At or prior to the Acceptance Time, Purchaser shall deposit with the Depositary cash in an amount sufficient to pay the aggregate Offer Price for all Units that Purchaser has become obligated to purchase pursuant to the Offer.

(f)          On the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), and shall, to the extent required by applicable U.S. federal securities Laws, mail the Offer Documents to the holders of the Units promptly after filing the Schedule TO with the SEC. Purchaser shall be entitled to include the Conflicts Committee Recommendation and the GP Board Recommendation in the Offer Documents. Purchaser shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect to the Offer Documents, and each of Purchaser and the Partnership shall promptly correct any information provided by it for use in the Offer Documents, if and to the extent that such information shall have become false or misleading in any material respect, and Purchaser shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Units, in each case as and to the extent required by applicable federal securities Laws. The Partnership, the Conflicts Committee and their respective counsel shall be given reasonable time and opportunity to review and comment upon the Offer Documents prior to filing such documents with the SEC or dissemination of such documents to holders of the Units, and Purchaser and its counsel shall consider in good faith any comments thereto made by the Partnership, the Conflicts Committee or their respective counsel. Purchaser shall (i) provide the Partnership, the Conflicts Committee and their respective counsel with any written comments or requests (and inform them of any oral comments or requests) for additional information that Purchaser or any of its Representatives may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or requests, (ii) provide to the Partnership, the Conflicts Committee and their respective counsel reasonable time and opportunity to review and comment upon any written responses thereto prior to responding to such comments or requests, (iii) consider in good faith any comments thereto made by the Partnership, the Conflicts Committee or their respective counsel, and (iv) consult (to the extent practicable) with the Partnership, the Conflicts Committee and their respective counsel prior to making any material oral responses or engaging in any material discussions with the SEC. Purchaser shall use reasonable best efforts to permit the Partnership, the Conflicts Committee and their respective counsel to participate with Purchaser or its Representatives in any material discussions or meetings with the SEC.

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2.2          Partnership Actions.

(a)          Subject to Section 5.2, the Partnership shall file with the SEC, on or as promptly as practicable after the filing by Purchaser of the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as supplemented or amended from time to time, and including the exhibits thereto, the “Schedule 14D-9”), including the Conflicts Committee Recommendation and the GP Board Recommendation, and Purchaser shall cause the Schedule 14D-9 to be mailed to the holders of the Units along with the Offer Documents, provided that in no event shall Purchaser be required to delay the mailing of the Offer Documents in order to include the Schedule 14D-9 with such mailing. The Partnership shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect to the Schedule 14D-9, and each of the Partnership and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Partnership shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Units, in each case as and to the extent required by applicable federal securities Laws. Purchaser and its counsel shall be given reasonable time and opportunity to review and comment upon the Schedule 14D-9 prior to filing such documents with the SEC or dissemination of such documents to the holders of the Units, and the Partnership, the Conflicts Committee and their respective counsel shall consider in good faith any comments thereto made by Purchaser or its counsel. The Partnership shall (i) provide Purchaser and its counsel with any written comments or requests (and inform them of any oral comments or requests) for additional information the Partnership or its representatives may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments or requests, (ii) provide to Purchaser and its counsel reasonable time and opportunity to review and comment upon any written responses thereto prior to responding to such comments or requests, (iii) consider in good faith any comments thereto made by Purchaser or its counsel, and (iv) consult (to the extent practicable) with Purchaser and its counsel prior to making any material oral responses or engaging in any material discussions with the SEC. The Partnership shall use reasonable best efforts to permit Purchaser and its counsel to participate with the Partnership, the Conflicts Committee or their Representatives in any material discussions or meetings with the SEC.

(b)          In connection with the Offer, the Partnership shall instruct the Transfer Agent to furnish Purchaser promptly with mailing labels containing the names and addresses of the record holders of the Units as of a recent date, together with copies of all lists of unitholders, security position listings and computer files containing the names and addresses of the record holders of the Units, and shall use commercially reasonable efforts to furnish to Purchaser such information and assistance (including updated lists of unitholders, security position listings and such computer files) as Purchaser may reasonably request, in each case, for the purpose of communicating the Offer to the holders of the Units.

2.3          Schedule 13E-3. On the date of commencement of the Offer, the Partnership, the General Partner, Purchaser and such Affiliates of Purchaser as may be required under applicable Law, shall file with the SEC, pursuant to and in accordance with Rule 13e-3 under the Exchange Act, a joint Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the transactions

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contemplated hereby (the “Schedule 13E-3”); provided that, at their election, subject to applicable Law, Purchaser may include the Schedule 13E-3 in the Schedule TO included in the Offer Documents. Each of Purchaser, the Partnership and the General Partner shall use reasonable best efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect to the Schedule 13E-3 and promptly correct any information provided by it for use in the Schedule 13E-3, if and to the extent that such information shall have become false or misleading in any material respect, and each such party shall take all steps necessary to amend or supplement the Schedule 13E-3 and to cause the Schedule 13E-3 as so amended or supplemented to be filed with the SEC and disseminated to the holders of the Units, in each case as and to the extent required by applicable federal securities Laws. Each of Purchaser, the General Partner, the Partnership, the Conflicts Committee, the Purchaser Special Committee and their respective counsel shall be given reasonable time and opportunity to review and comment upon the Schedule 13E-3 and any amendments or supplements thereto prior to filing such documents with the SEC and shall consider in good faith any comments thereto made by any of Purchaser, the General Partner, the Partnership, the Conflicts Committee, the Purchaser Special Committee and their respective counsel. Each of Purchaser, the General Partner, the Partnership, the Conflicts Committee and the Purchaser Special Committee shall (i) provide the others and their respective counsel with any written comments or requests (and inform them of any oral comments or requests) for additional information it or any of its representatives may receive from the SEC or its staff with respect to the Schedule 13E-3 (or any amendments or supplements thereto) promptly after the receipt of such comments or requests, (ii) provide the others and their counsel reasonable time and opportunity to review and comment upon any written responses thereto prior to responding to such comments or requests, (iii) consider in good faith any comments thereto made by the others or their counsel, (iv) consult (to the extent practicable) with the others and their counsel prior to making any material oral responses or engaging in any material discussions with the SEC, and (v) use commercially reasonable efforts to respond as promptly as reasonably practicable to, and use commercially reasonable efforts to resolve all comments received from, the SEC or its staff with respect to the Schedule 13E-3. Each of Purchaser, the General Partner, the Partnership, the Conflicts Committee and the Purchaser Special Committee shall use reasonable best efforts to permit the others to participate with them or their Representatives in any material discussions or meetings with the SEC. Each of the Partnership and the General Partner hereby consents to the inclusion in the Schedule 13E-3 of the Conflicts Committee Recommendation and the GP Board Recommendation.

2.4          The Buyout.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, immediately following the consummation of the Offer, the General Partner shall assign and transfer to Purchaser the Buyout Right, in its entirety, in accordance with Section 15.1(a) of the Partnership Agreement, effective as of the Acceptance Time (the “Buyout Assignment”).

(b)          Upon the terms and subject to the conditions set forth in this Agreement, on the date immediately following the date on which the Acceptance Time occurs or, in the event that the Formula Price calculated as of such date (as if such date were the Reference Date) exceeds the Offer Price, on the first date on which the Formula Price calculated as of such later date no longer exceeds the Offer Price, Purchaser shall:

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(i)          deliver to Computershare Trust Company, N.A. (the “Transfer Agent”) a written notice of Purchaser’s election to exercise the Buyout Right to purchase (the “Notice of Election to Purchase”) all of the remaining Units not tendered pursuant to the Offer that are held by Persons other than the General Partner and its Affiliates, at a price per Unit equal to the Offer Price (the “Buyout Price”), net to the seller in cash, without interest thereon, in accordance with Section 15.1(a) of the Partnership Agreement, which Notice of Election to Purchase shall (A) specify (1) the Purchase Date for the purchase of all of the remaining Units not tendered pursuant to the Offer, as determined by Purchaser pursuant to Section 15.1(b) of the Partnership Agreement, which shall be the date that is ten (10) calendar days following the Reference Date (the “Closing Date”), and (2) the Buyout Price at which such Units will be purchased by Purchaser, and (B) state that Purchaser elects to purchase such Units, upon surrender of Certificates representing such Units, in the case of Units evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by the NYSE;

(ii)         cause the Transfer Agent to mail a copy of the Notice of Election to Purchase, together with such other information as may be required by applicable Law, to the Record Holders of the Units as of the Buyout Record Date at their respective addresses, as reflected in the Partnership Register; and

(iii)        cause the Notice of Election to Purchase to be filed and distributed as required by the rules and regulations of the SEC or the NYSE.

(c)           Payment Procedures.

(i)          On or prior to the Closing Date, Purchaser shall (A) designate the Transfer Agent to act as paying agent for the payment of the Buyout Price (the “Paying Agent”) and (B) deposit with the Paying Agent cash in an amount sufficient to pay the aggregate Buyout Price for all Units to be purchased by Purchaser in accordance with Section 2.4(b) (such cash amount being hereinafter referred to as the “Exchange Fund”).

(ii)         If the Notice of Election to Purchase shall have been duly given in accordance with Section 2.4(b) and, on or prior to the Closing Date, the deposit of the Exchange Fund described in Section 2.4(c)(i) has been made for the benefit of the Record Holders of Units subject to purchase as provided herein, then from and after the Closing Date, notwithstanding that any Certificate or redemption instructions shall not have been surrendered for purchase or provided, respectively, all rights of the holders of such Units shall thereupon cease, except the right to receive the Buyout Price therefor, without interest thereon, upon surrender to the Paying Agent of the Certificates representing such Units, in the case of Units evidenced by Certificates, or instructions agreeing to such redemption in exchange for payment in the case of Book-Entry Units, in accordance with the procedures set forth in Section 2.4(c)(iii) and Section 2.4(c)(iv), respectively, and all such Units shall thereupon be deemed to be transferred to Purchaser on the Partnership Register, and Purchaser shall be deemed to be the Record Holder of all such Units from and after the Closing Date and shall have all rights as the Record Holder of such Units

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(including all rights as owner of such Units pursuant to Article IV, Article V, Article VI and Article XII of the Partnership Agreement).

(iii)        On or prior to the Closing Date, Purchaser shall cause the Paying Agent to mail a letter of transmittal (which shall be in such form and have such other provisions as are customary and reasonably acceptable to Purchaser and the Partnership), together with instructions for effecting the surrender of the Certificates of Units in exchange for the payment of the Buyout Price and any other information as may be required by applicable Law, to the Record Holders of the Units as of the Buyout Record Date at their respective addresses, as reflected in the Partnership Register. Upon surrender by a Record Holder of a Certificate of Units to the Paying Agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent to effect the transfer of such Units to Purchaser, each such Record Holder shall be entitled to receive in exchange therefor the aggregate Buyout Price for the Units represented by such Certificate. In the event of a transfer of ownership of Units that are not registered in the Partnership Register, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Purchaser that such Tax has been paid or is not applicable. No interest shall be paid or accrue upon surrender of any Certificate. Subject to and in accordance with Section 4.2 of the Partnership Agreement, if any Certificate shall have been mutilated, destroyed, lost or stolen, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser, the posting by such Person of a bond, in such reasonable amount as Purchaser may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such mutilated, destroyed, lost or stolen Certificate, the applicable Buyout Price to be paid in respect of the Units represented by such Certificate, as contemplated by this Section 2.4(c)(iii).

(iv)        As soon as reasonably practicable after the Closing Date (but in no event later than three business days after the Closing Date), Purchaser shall cause the Paying Agent to mail to each Record Holder of Units as of the Buyout Record Date, as evidenced by a book-entry notation in the Partnership Register (“Book-Entry Units”), a check in an amount of U.S. dollars equal to the aggregate amount of the Buyout Price to which such Record Holder is entitled hereunder.

(v)         At any time following six (6) months after the Closing Date, Purchaser shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to Record Holders of Certificates of Units, and thereafter, in accordance with Section 2.4(c)(ii), any Record Holder of Units as of the Buyout Record Date who has not theretofore complied with the surrender provisions of Section 2.4(c)(iii) shall be entitled to look only to Purchaser (subject to abandoned property, escheat or other similar Laws) for delivery of the payment of the

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Buyout Price. Any amounts remaining unclaimed by such Record Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Purchaser, free and clear of all claims or interest of any Person previously entitled. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, Purchaser or the Paying Agent shall be liable to any Person for the payment of the Buyout Price delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(vi)        The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Purchaser, on a daily basis. Any interest and other income resulting from such investments shall be paid to Purchaser. In no event, however, shall such investment or any such payment of interest or income delay the receipt by holders of Certificates or Book-Entry Units of the payment of the Buyout Price, or otherwise impair such holders’ rights hereunder.

2.5          Withholding Taxes. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of applicable state, local or foreign tax Law. To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of Units in respect of whom such withholding was made.

2.6          Treatment of Equity-Based Awards; Termination of Partnership Incentive Plan.

(a)           Treatment of Equity-Based Awards.

(i)          Immediately prior to the Closing Date, all unvested Restricted Units then outstanding (if any) shall become fully vested. All Restricted Units outstanding immediately prior to the Closing Date (including any Restricted Units that become vested pursuant to this Section 2.6(a)(i)) that are held by Persons other than Purchaser or any of its Affiliates shall be included in the Units to be purchased by Purchaser in accordance with Section 2.4(b).

(ii)         Prior to the Closing Date, all unvested Unit Appreciation Rights then outstanding shall be cancelled and shall cease to be outstanding, upon the terms and subject to the conditions set forth in the UAR Cancellation Agreement.

(iii)        Prior to the Closing Date, the GP Board (or, if appropriate, any committee thereof administering the Partnership Incentive Plan) shall adopt resolutions, and the Partnership and the General Partner shall take or cause to be taken all other actions as may be necessary or required in accordance with applicable Law and the Partnership Incentive Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 2.6(a).

(b)          Termination of Partnership Incentive Plan. Prior to the Closing Date, the Partnership and the GP Board shall take all actions necessary to terminate the Partnership

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Incentive Plan, such termination to be effective as of the Closing Date, and from and after the Closing Date, the Partnership Incentive Plan shall be terminated and no equity awards or other rights with respect to Units or other partnership interests shall be granted or be outstanding thereunder.

(c)          Amendment to Form S-8. As soon as practicable following the Closing Date, the Partnership shall file a post-effective amendment to the Form S-8 registration statement filed by the Partnership with the SEC on September 20, 2013, deregistering all Units thereunder.

article III
Representations and Warranties of the Partnership and the General Partner

The Partnership and the General Partner each hereby represents and warrants to Purchaser, as of the date hereof and as of the Acceptance Time, as follows:

3.1          Organization, Good Standing and Corporate Power. Each of the Partnership and the General Partner is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite entity power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2          Authority.

(a)          Each of the Partnership and the General Partner has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement, and the consummation by the Partnership and the General Partner of the transactions contemplated hereby, have been duly authorized by the GP Board and approved by each of the sole member of the General Partner, the Conflicts Committee and the GP Board, and no other entity action on the part of the Partnership or the General Partner is necessary to authorize the execution, delivery and performance by the Partnership and the General Partner of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Partnership and the General Partner and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the General Partner, enforceable against each of the Partnership and the General Partner in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)          The Conflicts Committee has been duly constituted and at a meeting duly called and held has unanimously adopted resolutions (i) determining that this Agreement, the Transactions and the other transactions contemplated hereby are in the best interests of, and fair

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and reasonable to, the Partnership Group and the Unaffiliated Unitholders, (ii) approving and declaring advisable this Agreement, the Transactions and the other transactions contemplated hereby and (iii) recommending that the GP Board (A) approve this Agreement, the Transactions and the other transactions contemplated hereby and (B) recommend that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer (the “Conflicts Committee Recommendation”).

(c)            The GP Board (acting based upon the recommendation of the Conflicts Committee), at a meeting duly called and held, has adopted resolutions (i) declaring that this Agreement, the Transactions and the other transactions contemplated hereby are fair to and not adverse to the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approving and declaring advisable this Agreement, the Transactions and the other transactions contemplated hereby, and (iii) recommending that the Unaffiliated Unitholders accept the Offer and tender their Units pursuant to the Offer (the “GP Board Recommendation”).

3.3          Non-Contravention; Governmental Approvals.

(a)          The execution, delivery and performance by the Partnership and the General Partner of this Agreement do not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or give rise to any right of notice, acceleration or termination under, or result in the creation of any Lien upon any of the properties or assets of the Partnership, the General Partner or any of their respective Subsidiaries under, any provision of (i) the Organizational Documents of the Partnership, the General Partner or any of their respective Subsidiaries, or (ii) subject to the filings and other matters referred to in Section 3.3(b), (A) any Contract to which the Partnership, the General Partner or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (B) any Law applicable to the Partnership, the General Partner or any of their respective Subsidiaries, or any of their respective properties or assets, other than, in the case of clause (ii) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Partnership, the General Partner or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Partnership or the General Partner or the consummation by the Partnership or the General Partner of the transactions contemplated hereby, except for (i) any filings required under any applicable Antitrust Laws, (ii) any filings with the SEC under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) any filings required under the rules and regulations of the NYSE and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices of, with or to any Governmental Authorities the failure of which to be obtained or made would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

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3.4           Information Supplied. Subject to the accuracy of the representations and warranties of Purchaser set forth in Article IV, none of the information supplied (or to be supplied) in writing by or on behalf of the Partnership or the General Partner for inclusion or incorporation by reference in the Offer Documents or the Schedule 13E-3 will, on the date that the foregoing documents are first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will not, at the time that the Schedule 14D-9, or any amendment or supplement thereto, is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither the Partnership nor the General Partner makes any representation or warranty with respect to information supplied by or on behalf of Purchaser for inclusion or incorporation by reference in any of the foregoing documents.

3.5           Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Evercore Group L.L.C. (the “Conflicts Committee Financial Advisor”), dated as of the date of this Agreement, to the effect that, as of such date, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Offer Price and the Buyout Price are fair, from a financial point of view, to the Unaffiliated Unitholders.

3.6           Brokers and Other Advisors. Except for the Conflicts Committee Financial Advisor, the fees and expenses of which will be paid by the Partnership, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Transactions based on arrangements made by or on behalf of the Partnership, the General Partner, the GP Board or the Conflicts Committee.

3.7           No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Partnership nor the General Partner nor any other Person makes or has made any other express or implied representation or warranty with respect to the Partnership, the General Partner, or any of their respective Subsidiaries, or with respect to any other information provided to Purchaser in connection with this Agreement or the transactions contemplated hereby.

article IV
Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to the Partnership and the General Partner, as of the date hereof and as of the Acceptance Time, as follows:

4.1          Organization, Good Standing and Corporate Power. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing

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(where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Purchaser to consummate the Transactions or comply with its obligations under this Agreement. Purchaser has made available to the Partnership and the General Partner prior to the execution of this Agreement a true and complete copy of the Organizational Documents of Purchaser, as in effect as of the date of this Agreement.

4.2          Ownership of Units. As of the date hereof, Purchaser and its Affiliates collectively are the beneficial owners of 25,666,176 Units. None of Purchaser, the General Partner or their Affiliates has purchased any Units within the 90-day period immediately preceding the date hereof, at a price per Unit equal to or in excess of the Offer Price.

4.3          Authority.

(a)            Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser, and no other action on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Partnership and the General Partner constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)          The Purchaser Board, upon the unanimous recommendation of the Purchaser Special Committee, has duly and validly adopted resolutions (i) declaring that this Agreement, the Transactions and the other transactions contemplated hereby are fair and in the best interests of Purchaser and (ii) approving and declaring advisable this Agreement and the consummation of the Transactions and all other transactions contemplated hereby by Purchaser, which resolutions have not been rescinded, modified or withdrawn in any way.

4.4          Non-Contravention; Governmental Approvals.

(a)          The execution, delivery and performance by Purchaser of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or give rise to any right of notice, acceleration or termination under, any provision of (i) the Organizational Documents of Purchaser, or (ii) subject to the filings and other matters referred to in Section 4.4(b), (A) any Contract to which Purchaser or any of its Subsidiaries is a party or by which any of its properties

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or assets are bound or (B) any Law applicable to Purchaser or any of its Subsidiaries, or any of their respective properties or assets, other than, in the case of clause (ii) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Purchaser to consummate the Transactions or comply with their respective obligations under this Agreement.

(b)          No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Purchaser or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby, except for (i) any filings required under any applicable Antitrust Laws, (ii) any filings with the SEC under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) any filings required under the rules and regulations of the NYSE and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices of, with or to any Governmental Authority the failure of which to be obtained or made would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or impair the ability of Purchaser to consummate the Transactions or comply with their respective obligations under this Agreement.

4.5          Information Supplied. Subject to the accuracy of the representations and warranties of the Partnership and the General Partner set forth in Article III, none of the information supplied (or to be supplied) in writing by or on behalf of Purchaser for inclusion or incorporation by reference in the Schedule 14D-9 will, on the date that the Schedule 14D-9 is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Neither the Offer Documents nor the Schedule 13E-3 will, at the time that the foregoing documents, or any amendment or supplement thereto, are filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to information supplied by or on behalf of the Partnership or the General Partner for inclusion or incorporation by reference in any of the foregoing documents.

4.6          Brokers and Finders. Except for Robert W. Baird & Co. Incorporated, the fees and expenses of which will be paid by Purchaser or an Affiliate thereof, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based on arrangements made by or on behalf of Purchaser or any of its Affiliates.

4.7          Available Funds. At the Acceptance Time, Purchaser will have available to it (including from one or more Affiliates) immediately available funds sufficient to purchase all of the Units tendered pursuant to the Offer, and at the Closing Date, Purchaser will have available to it (including from one or more Affiliates) immediately available funds sufficient to pay the

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Buyout Price and all other amounts required to be paid by Purchaser in connection with the transactions contemplated by this Agreement.

4.8          No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, each of the Partnership and the General Partner acknowledges that neither Purchaser nor any other Person on behalf of Purchaser makes or has made any other express or implied representation or warranty with respect to Purchaser or with respect to any other information provided to the Partnership or the General Partner.

article V
Covenants

5.1          Conduct of Business. Except (i) as contemplated by this Agreement, (ii) as required by applicable Law, (iii) as provided in any Material Contract in effect as of the date of this Agreement (including the Partnership Agreement) or (iv) as consented to in writing by Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Closing Date or the termination of this Agreement in accordance with Article VII, neither the Partnership nor the General Partner shall, and each of them shall cause each of their respective Subsidiaries not to:

(a)          (i) conduct its business and the business of its Subsidiaries other than in the ordinary course consistent with past practice or (ii) fail to use commercially reasonable efforts to preserve intact its business organization, goodwill and assets or to maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

(b)          issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity securities (other than pursuant to the existing terms of Rights outstanding as of the date of this Agreement, if any) or any additional Rights, or enter into any agreement with respect to the foregoing;

(c)          (i) split, combine or reclassify any of its equity interests or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests or (ii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any partnership or other equity interests or Rights, except as required by the terms of any securities outstanding as of the date hereof under the Partnership Long-Term Incentive Plan;

(d)          (i) sell, lease or dispose of any material assets, business or properties, other than in the ordinary course of business consistent with past practice, (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity, other than in the ordinary course of business consistent with past practice or (iii) convert from a limited partnership or limited liability company, as the case may be, to any other business entity;

(e)          make or declare dividends or distributions to the holders of any Units or other equity interests in the Partnership, in each case other than as provided pursuant to Section 5.15;

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(f)          amend the Partnership Agreement, as in effect on the date of this Agreement;

(g)          enter into any Material Contract, or modify, amend, terminate, waive or assign any rights under any Material Contract, in each case, other than in the ordinary course of business consistent with past practice;

(h)          waive, release, assign, settle or compromise any Proceeding that (i) is material to the Partnership and its Subsidiaries, taken as a whole, or (ii) relates to the transactions contemplated hereby;

(i)          implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable Law;

(j)          (i) change in any material respect any of its express or deemed elections relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material Proceeding relating to Taxes or (iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable Law;

(k)          other than in the ordinary course of business consistent with past practice, (i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities or intercompany money pool arrangements, or (ii) create any Lien on its properties or assets to secure indebtedness;

(l)          authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(m)          agree or commit to take any action described in clauses (a) through (l) of this Section 5.1.

5.2          Partnership Adverse Recommendation Change.

(a)          Except as expressly permitted by Section 5.2(b), neither the GP Board nor the Conflicts Committee shall withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Purchaser, the GP Board Recommendation or the Conflicts Committee Recommendation (any such action, a “Partnership Adverse Recommendation Change”) (it being understood and agreed that any “stop, look and listen” communication of the GP Board to the unitholders pursuant to Rule 14d-9(f) under the Exchange Act shall not constitute a Partnership Adverse Recommendation Change).

(b)          Notwithstanding anything to the contrary in this Agreement, at any time prior to the Acceptance Time, and subject to compliance in all material respects with this Section 5.2(b), the GP Board (acting upon the recommendation of the Conflicts Committee) and

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the Conflicts Committee may make a Partnership Adverse Recommendation Change if the Conflicts Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be materially adverse to the interests of the Unaffiliated Unitholders or would otherwise constitute a breach of the Conflicts Committee’s duties under the Partnership Agreement and applicable Law; provided, however, that the GP Board and the Conflicts Committee may not make a Partnership Adverse Recommendation Change pursuant to the foregoing unless:

(i)          the Partnership and the General Partner have provided prior written notice to Purchaser, specifying in reasonable detail the reasons for such action, at least two (2) days in advance thereof, of the GP Board’s or the Conflicts Committee’s intention to take such action with respect to a Partnership Adverse Recommendation Change (provided that, if at the time such notice is otherwise required to be given there are less than two (2) days prior to the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, then the Partnership and the General Partner shall provide as much notice as is practicable to Purchaser); and

(ii)         during such two-day period, the Conflicts Committee has negotiated, and has used its commercially reasonable efforts to cause its financial advisor and outside legal counsel to negotiate, with Purchaser in good faith (to the extent Purchaser desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure to effect such Partnership Adverse Recommendation Change would not be materially adverse to the interests of the Unaffiliated Unitholders or would not otherwise constitute a breach of the Conflicts Committee’s duties under the Partnership Agreement and applicable Law (it being understood that the Conflicts Committee shall take into account all changes to the terms of this Agreement irrevocably proposed by Purchaser in determining whether to make a Partnership Adverse Recommendation Change).

5.3          Consummation of the Transactions. Subject to the terms and conditions of this Agreement, Purchaser, on the one hand, and each of the Partnership and the General Partner, on the other hand, shall cooperate with the other and use and shall cause their respective Subsidiaries to use its commercially reasonable efforts to (a) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions set forth in Annex I or Article VI to be satisfied as promptly as practicable (and in any event no later than the First Outside Date or the Second Outside Date, as applicable) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (b) obtain promptly (and in any event no later than the First Outside Date or the Second Outside Date, as applicable) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby and (c) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby. Purchaser shall cause the General Partner to cause the Partnership to

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comply with the provisions of this Agreement. Notwithstanding the foregoing, it is understood and agreed that actions or inactions of the Partnership or the General Partner shall not be deemed to be breaches or violations or failures to perform by the Partnership or the General Partner of any of the provisions of this Agreement if such action or inaction was or was not taken, as applicable, at the direction of Purchaser or its Representatives.

5.4          Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release reasonably agreed upon by Purchaser and the Partnership. Thereafter, none of the Partnership, the General Partner or Purchaser shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by any applicable rules of the NYSE or other national securities exchange, as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

5.5          Access to Information. Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, the Partnership shall, and shall cause each of its Subsidiaries to, afford to Purchaser and its directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives.

5.6          Indemnification and Insurance.

(a)          From and after the Closing Date, solely to the extent that the Partnership or the General Partner or any applicable Subsidiary thereof would be permitted to indemnify an Indemnified Person immediately prior to the Closing Date, Purchaser shall, and shall cause the Partnership and the General Partner to, (i) indemnify, defend and hold harmless against any cost or expenses (including attorneys’ fees), judgments, settlements, fines and other sanctions, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding, and provide advancement of expenses with respect to each of the foregoing to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the Organizational Documents of the Partnership and the General Partner immediately prior to the Closing Date and ensure that the Organizational Documents of the Partnership and the General Partner or any of their respective successors or assigns, if applicable, shall, for a period of six (6) years following the Closing Date, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Partnership and the General Partner than are presently set forth in such Organizational Documents. Any right of an Indemnified Person pursuant to this Section 5.6(a) shall not be amended, repealed, terminated or otherwise modified at any time in a

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manner that would adversely affect the rights of such Indemnified Person as provided herein, and shall be enforceable by such Indemnified Person and their respective heirs and representatives against Purchaser and the General Partner and their respective successors and assigns.

(b)          Purchaser shall, or shall cause the Partnership or the General Partner to, maintain in effect for six (6) years from the Closing Date directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Closing Date with respect to Indemnified Persons (provided that Purchaser may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall Purchaser be required to expend pursuant to this Section 5.6(b) an aggregate amount in excess of 300% of the current annual premium for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, Purchaser would be required to expend more than the Maximum Amount, Purchaser shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If Purchaser in its sole discretion so elects, then, in lieu of the obligations of Purchaser under this Section 5.6(b), Purchaser may (but shall be under no obligation to), prior to the Closing Date, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Closing Date that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such.

(c)          The rights of any Indemnified Person under this Section 5.6 shall be in addition to any other rights such Indemnified Person may have under the Organizational Documents of the Partnership and the General Partner, any indemnification agreements, or applicable Law. The provisions of this Section 5.6 are expressly intended to benefit and be enforceable by each of the Indemnified Persons and their respective heirs and representatives.

5.7          Fees and Expenses. Except as otherwise provided in Article VII, all fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such fees and expenses.

5.8          Section 16 Matters. Prior to the Closing Date, the Partnership and the General Partner shall, with Purchaser’s cooperation, take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Units (including derivative securities with respect to Units) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership and the General Partner to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.9          Termination of Trading and Deregistration. The Partnership and the General Partner shall cooperate with Purchaser and use reasonable best efforts to take, or cause to be taken, all actions and all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of the NYSE to enable (a) the termination of trading of the Units on the Closing Date and (b) the delisting of the Units from the NYSE and the deregistration of the Units under the Exchange Act as promptly as practicable after the Closing Date.

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5.10        Conflicts Committee. Prior to the earlier of the Closing Date and the termination of this Agreement in accordance with Article VII, without the prior consent of a majority of the then existing members of the Conflicts Committee, Purchaser shall not, and shall not cause or permit any of its Subsidiaries to, take any action intended to cause the General Partner to eliminate the Conflicts Committee, revoke or diminish the authority of the Conflicts Committee or remove or cause the removal of any member of the GP Board that is a member of the Conflicts Committee, whether as a member of the GP Board or as a member of such committee. For the avoidance of doubt, this Section 5.10 shall not apply to the filling, in accordance with the provisions of the Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of August 14, 2013, of any vacancies caused by the resignation, death or incapacity of any such director.

5.11        Tax Matters. For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income tax treatment), the parties agree to treat each of the Offer and the Buyout as a sale of Units by each Unaffiliated Unitholder to Purchaser for the Offer Price or Buyout Price, as applicable. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any Proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Authority.

5.12        Takeover Statutes. The Partnership, the General Partner and the GP Board shall use reasonable best efforts to (a) take all action necessary to ensure that no Takeover Statute is or becomes applicable to any of the transactions contemplated hereby and (b) if any Takeover Statute becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise minimize the effect of such Law on the transaction.

5.13        Notification of Certain Matters. Prior to the Closing Date, each of the Partnership, the General Partner and Purchaser shall give prompt notice to the other parties of (a) any fact, event or circumstance that would reasonably be expected to, individually or taken together with all other facts, events and circumstances known to it, (i) result in a Material Adverse Effect, (ii) cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (iii) cause any conditions set forth in Annex I or Article VI not to be satisfied, and (b) any Proceedings relating to this Agreement or the transactions contemplated hereby.

5.14        Transaction Litigation. The Partnership and the General Partner shall give Purchaser the opportunity to participate in the defense or settlement of any security holder litigation against the Partnership, the General Partner or their respective directors relating to this Agreement, the Transactions or the other transactions contemplated hereby, and no such settlement shall be agreed to without the prior written consent of Purchaser.

5.15        Distributions. Until the delivery of the Notice of Election to Purchase by Purchaser to the Transfer Agent pursuant to Section 2.4(b) or the earlier termination of this Agreement in accordance with Article VII (provided that this Section 5.15 shall survive

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termination of this Agreement with respect to the quarterly distribution for the quarter ending June 30, 2017), the GP Board shall, subject to compliance with applicable Law and the availability of sufficient funds available for distribution, as determined by the General Partner in accordance with the Partnership Agreement, cause the General Partner to declare, and the Partnership to pay, regular quarterly cash distributions to unitholders, at a quarterly distribution rate equal to the Minimum Quarterly Distribution, with the declaration date and record date for each such quarterly distribution to be determined in accordance with the Partnership Agreement and consistent with the Partnership’s past practices.

5.16        Unit Purchases. From the date of the Agreement until the Closing Date or the earlier termination of the Agreement in accordance with its terms, Purchaser and the General Partner shall not, and shall cause each of their Affiliates not to, purchase any Units other than pursuant to the Offer or the Buyout.

article VI
Conditions

6.1          Conditions to Each Party’s Obligation to Effect the Buyout. The respective obligations of each party hereto to effect the Buyout shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a)           No Restraints. No Law, temporary restraining order, preliminary or permanent injunction, judgment or ruling enacted, promulgated, issued or entered by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Buyout or making the consummation of the Buyout illegal.

(b)          Consummation of the Offer. The Offer shall have been consummated in accordance with the terms of this Agreement, and Purchaser shall have accepted for payment and paid for Units validly tendered (and not properly withdrawn) pursuant to the Offer.

article VII
Termination

7.1          Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned as follows:

(a)          by the mutual written consent of Purchaser and the Partnership (in the case of the Partnership, duly authorized by the GP Board, acting upon the recommendation of the Conflicts Committee), at any time prior to the Acceptance Time;

(b)          by either of the Partnership or Purchaser:

(i)          at any time prior to the Acceptance Time, if the Acceptance Time shall not have occurred on or before July 20, 2017 (the “First Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to Purchaser or the Partnership if the failure of the Acceptance Time to occur

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before the First Outside Date was caused by or resulted from the failure of Purchaser or, in the case of the Partnership, the Partnership or the General Partner, as applicable, to perform and comply with their respective obligations under this Agreement;

(ii)         at any time after the Acceptance Time, if the Notice of Election to Purchase shall not have been given by Purchaser on or before July 21, 2017 (the “Second Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to Purchaser or the Partnership if the failure of the Notice of Election to Purchase to have been given before the Second Outside Date was caused by or resulted from the failure of Purchaser or, in the case of the Partnership, the Partnership or the General Partner, as applicable, to perform and comply with their respective obligations under this Agreement;

(iii)        at any time prior to the Closing Date, if any Restraint enjoining, restraining, preventing or prohibiting consummation of the Buyout or making the consummation of the Buyout illegal shall have become final and non-appealable;

(iv)        if, as of the time scheduled for expiration of the Offer (as it may be extended in accordance with the terms of this Agreement), the Offer shall have expired without Purchaser having accepted for payment and paid for any Units validly tendered (and not properly withdrawn) pursuant to the Offer as a result of any of the Offer Conditions not having been satisfied (or waived by Purchaser, if permitted hereunder), provided, however, that the right to terminate this Agreement under this Section 7.1(b)(iv) shall not be available to Purchaser or the Partnership if such expiration or termination of the Offer was caused by or resulted from the failure of Purchaser or, in the case of the Partnership, the Partnership or the General Partner, as applicable, to perform and comply with their respective obligations under this Agreement;

(c)          by Purchaser:

(i)          prior to the Acceptance Time, if a Partnership Adverse Recommendation Change shall have occurred; or

(ii)         prior to the Acceptance Time, if the Partnership or the General Partner shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure (A) would give rise to the failure of any condition set forth in clause (iii)(c) or clause (iii)(d) of Annex I or any condition set forth in Section 6.1 to be satisfied and (B) is not cured, or is incapable of being cured, by the Partnership or the General Partner within the earlier of (x) thirty (30) days following receipt of written notice from Purchaser of such breach or failure or (y) the First Outside Date;

(d)          by the Partnership, prior to the Acceptance Time, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure (i) would result in (A) a failure of (1) any representation or warranty of Purchaser set forth in Article IV that is not qualified by materiality, “Material Adverse Effect” or similar qualifications to be true and

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correct in all material respects or (2) any representation or warranty of Purchaser set forth in Article IV that is qualified by materiality, “Material Adverse Effect” or similar qualifications to be true and correct in all respects, in each of cases (1) and (2) above, as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date) or (B) a failure by Purchaser to perform in all material respects all of its obligations required to be performed under the Agreement on or prior to the Closing Date and (ii) is not cured, or is incapable of being cured, by Purchaser within the earlier of (x) thirty (30) days following receipt of written notice from the Partnership of such breach or failure or (y) the First Outside Date; or

(e)          by the Partnership, upon two (2) Business Days’ notice to Purchaser, if, for any reason, Purchaser shall have failed (i) to commence the Offer by the date that is ten (10) Business Days after the date of this Agreement or (ii) to purchase all Units validly tendered (and not validly withdrawn) as of the expiration of the Offer (as it may be extended in accordance with the terms of this Agreement) in accordance with Section 2.1(e).

7.2          Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in Section 5.6 (Indemnification), Section 5.15 (Distributions) (to the extent set forth therein), this Section 7.2 and Article VIII, all of which shall survive termination of this Agreement), and, except as otherwise provided in this Section 7.2, there shall be no liability on the part of any of Purchaser, the Partnership or the General Partner, or any of their respective directors, officers and Affiliates, under this Agreement; provided, however, that no such termination shall relieve any party hereto from liability for such party’s intentional and material breach of this Agreement that occurred prior to such termination.

article VIII
Miscellaneous and General

8.1          No Survival. The representations, warranties and covenants set forth in this Agreement (including, for the avoidance of doubt, any schedule, instrument or other document delivered pursuant to this Agreement) shall terminate at the Closing Date, except that any covenants set forth in this Agreement that contemplate performance after the Closing Date shall survive the Closing Date until performed in accordance with their terms.

8.2          Amendment or Supplement. At any time prior to the Closing Date, this Agreement may be amended or supplemented in any and all respects, by written agreement of the parties hereto, by action taken or authorized by the Purchaser Board and the GP Board; provided, however, that this Agreement may not be amended, modified or supplemented unless such amendment, modification or supplement is approved by the Conflicts Committee. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval, consent or agreement of the Partnership or the General Partner is required pursuant to this Agreement (including any determination to exercise or refrain from exercising any rights under

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Article VII or to enforce the terms of this Agreement (including Section 8.8)), such determination, decision, approval, consent or agreement must be authorized by the Conflicts Committee.

8.3          Extension of Time, Waiver, Etc. At any time prior to the Closing Date, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto, (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions or (d) make or grant any consent under this Agreement; provided, however, that neither the Partnership nor the General Partner shall take or authorize any such action without the prior approval of the Conflicts Committee; and provided, further, that the conditions to the parties’ obligations to the effect the Buyout set forth in Section 6.1 may not be waived. Notwithstanding the foregoing, no failure or delay by the Partnership, the General Partner or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.4          Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all its rights, interests and obligations under this Agreement to any of its Subsidiaries, but no such assignment shall relieve Purchaser of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

8.5          Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

8.6          Entire Understanding; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and understanding, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall not confer upon any Person other than the parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for (a) the provisions of Section 5.6 and Section 8.11 and (b) the right of the holders of Units to receive the Offer Price or the Buyout Price, as applicable. Notwithstanding anything to the contrary in this Agreement, Section 8.11 shall be for the benefit of, and enforceable by, any financing sources or lender providing financing in connection with the Offer or the Buyout.

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8.7          Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, regardless of the Law that might otherwise govern under applicable principles of conflicts of Law thereof. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto consents to service being made through the notice procedures set forth in Section 8.9, irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Law of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 8.7(a) is solely for the purpose referred to in this Section 8.7(a) and shall not be deemed to be a general submission to such courts or in the State of Delaware other than for such purpose.

(b)          EACH PARTY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

8.8          Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to

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any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity (it being understood that nothing in this sentence shall prohibit the parties hereto from raising other defenses to a claim for specific performance or other equitable relief under this Agreement). Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.9          Notices. All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or by facsimile transmission, or mailed through a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as specified by like notice, provided, however, that notices of a change of address will be effective only upon receipt thereof):

(i)            If to Purchaser, to:

World Point Terminals, Inc.
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105
Attention: Jonathan Q. Affleck, Chief Financial Officer
Facsimile: (314) 889-9603

with copies (which shall not constitute notice) to:

Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
Attention: Dennis J. Block, Esq.

Facsimile: (212) 805-5555

(ii)           If to the Partnership or the General Partner, to:

World Point Terminals, LP
8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105
Attention: Elizabeth A. McGee
Facsimile: (314) 854-8367

with copies (which shall not constitute notice) to:

Chairman of the Conflicts Committee of World Point Terminals LP

8235 Forsyth Blvd., Suite 400
St. Louis, Missouri 63105

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Attention: Paul Little
Facsimile: (314) 854-8367

and

Potter Anderson & Corroon LLP

1313 N. Market Street

Wilmington, Delaware 19801

Attention: Thomas Mullen, Esq.

Facsimile: (302) 658-1192

and

Latham & Watkins LLP
811 Main Street

Suite 3700

Houston, Texas 77002

Attention: Sean T. Wheeler, Esq.

Facsimile: 713-546-5401

Notices will be deemed to have been received (x) on the date of receipt if (i) delivered by hand or nationally recognized overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder only if followed by overnight or hand delivery) or (y) on the date five (5) Business Days after dispatch by certified or registered mail.

8.10        Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.11        Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, financing source, lender, agent, attorney, representative or Affiliate of any party hereto or of any of their respective Affiliates (unless such Affiliate is expressly a party to this Agreement) shall have any liability (whether in contract or in tort or otherwise) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.11 shall limit any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement.

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[Signatures on Next Page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PURCHASER:

World Point Terminals, Inc.

By:	/s/ Jonathan Q. Affleck
Name: Jonathan Q. Affleck
Title: Vice President and Chief Financial Officer

PARTNERSHIP:

World Point Terminals, LP

By:	WPT GP, LLC, its general partner

By:	/s/ Kenneth E. Fenton
Name: Kenneth E. Fenton
Title: President and Chief Operating Officer

THE GENERAL PARTNER

WPT GP, LLC

By:	/s/ Kenneth E. Fenton
Name: Kenneth E. Fenton
Title: President and Chief Operating Officer

[Signature Page to the Transaction Agreement]

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Annex I

Offer Conditions

The capitalized terms used and not defined herein have the meanings set forth in the Agreement to which this Annex I is attached.

Notwithstanding any other term of the Offer, but subject to the terms and conditions set forth in the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Units promptly after the termination or withdrawal of the Offer), to pay for any Units tendered pursuant to the Offer if:

i.	at the time of expiration of the Offer (as it may be extended in accordance with this Agreement), there shall not have been validly tendered (and not properly withdrawn) prior to the expiration of the Offer such number of Units that, together with the Units then owned by Purchaser and its Affiliates, represents at least one Unit more than 80% of the total number of Units then Outstanding (the “Minimum Tender Condition”) (for purposes of determining whether the Minimum Tender Condition has been satisfied, Units tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee shall not be considered validly tendered and not withdrawn);

ii.	the Formula Price (calculated as if the Reference Date were the date immediately after the date on which the Acceptance Time is scheduled to occur) shall have exceeded the Offer Price;

iii.	any of the following events shall occur and continue to exist at any time on or after the date of this Agreement and prior to the time of expiration of the Offer:

a.	there shall be in effect any Restraint enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal;

b.	there shall be pending any Proceeding instituted by any Governmental Authority seeking to restrain or prohibit the purchase of Units pursuant to the Offer or the consummation of the Offer;

c.	(i) any representation or warranty of the Partnership or the General Partner set forth in Article III of the Agreement that is not qualified by materiality, “Material Adverse Effect” or similar qualifications shall not be true and correct in all material respects and (ii) any representation or warranty of the Partnership or the General Partner set forth in Article III of the Agreement that is qualified by materiality, “Material Adverse Effect” or similar qualifications shall not be true and correct in all respects, in each of cases (i) and (ii) above, as of the date of this Agreement and as of the date of determination (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date);

d.	the Partnership or the General Partner shall not have performed in all material respects any of their respective obligations required to be performed under the Agreement on or prior to the date of determination;

e.	there shall have occurred a Material Adverse Effect; or

f.	any consent, approval or authorization of any Governmental Authority required to consummate the Offer or the Buyout shall not have been obtained, unless the failure to obtain such consent, approval or authorization has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The foregoing conditions are for the sole benefit of Purchaser and may be waived by Purchaser in whole or in part at any time and from time to time and in the sole discretion of Purchaser, subject in each case to the terms of the Agreement, the Partnership Agreement and applicable Law. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement. The failure by Purchaser or any of its Affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.